

July 16, 2012

Via E-mail
James A. Tholen
Chief Financial Officer
BroadSoft, Inc.
9737 Washingtonian Boulevard, Suite 350
Gaithersburg, MD 20878

> **Re: BroadSoft, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 7, 2012**
> **File No. 001-34777**

Dear Mr. Tholen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Company Overview, page 39

1.   Please consider including an executive-level overview in future filings that discusses the challenges and risks on which management is most focused, as well as the actions that management is taking to address those matters. In this regard, we note your comments from the transcript of your earnings conference call for the quarterly period ended March 31, 2012 that "you continued to see the unified communications market move

aggressively to the cloud." You also remarked on the proliferation of smart mobile devices and the decrease in maintenance and service revenue. Refer to SEC Release 33-8350.

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition, page 43

2.   We note your disclosure on page 44 that Software as a Service ("SaaS") revenue has been immaterial to date. On page 48 you disclose that growth in sales of software licenses was most significant in license sales for your hosted UC and SIP Trunking applications. Please clarify for us the types of hosting services that you account for as SaaS revenue. Further, explain why you have software license sales for your hosted UC and SIP Trunking applications. In this regard, clarify whether your customers have the contractual right to take possession of your software at any time during the hosting period.

Consolidated Financial Statements

Note 9. Borrowings

Convertible Senior Notes, page 84

3.   Please describe for us what consideration you gave to the impact of the make-whole provisions in connection with a fundamental change or redemption by the company prior to maturity in evaluating whether there are embedded features that should be bifurcated and accounted for separately as derivatives in accordance with ASC 815.

4.   Please tell us what consideration you have given to providing all of the disclosures required by paragraphs 50-4 and 50-5 of ASC 470-20. For example, we note that in your financial statement footnote you do not disclose the carrying amount of the equity component or the conversion price and the number of shares on which the aggregate consideration to be delivered upon conversion is determined as of the period end.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Three Months Ended March 31, 2012 and 2011

Revenue, page 27

5.   We note your disclosure that the decrease in deferred revenue for the three months ended March 31, 2012 was primarily driven by license orders that were deferred in prior periods that were recognized in the quarter. We note recent management statements suggesting that the company's software license business is now becoming less driven by deferred revenue. Please tell us what consideration you gave to discussing any significant trends in revenue recognition patterns or timing. Refer to Item 303(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief